The goal of eRaider is to enhance shareholder value through persuasion if possible, aggressive action if necessary. The most aggressive possible action is to run a slate for the board of directors.

We feel we have to take this step at Goldfield. Months of negotiation and an extended visit have failed to produce any written assurances, rather the company has used shareholder dollars to pay the law firm to fight us. There have been some positive signs, management and directors have bought shares and the stock price is up from $0.25 to $0.65. But these are not enough, there is still a long way to go.

Normally, we would continue to negotiate, but the board changed the rules in December (the only 8-K in the company's 95-year history) to force us to declare by Thursday or wait another 15 months for an opportunity. If we let this deadline pass, the company can continue to ignore shareholders.

We are not running with any predetermined plan. We like management, we don't want to fire anyone. But we want a board composed of long-term shareholders with the expertise to subject corporate strategy to rigorous scrutiny, and the contacts to grow the company's business and attract institutional investors. We want to dismantle the golden parachute and supervoting preferred (of course these have to be dismantled legally, with full respect of existing contracts). We want management compensation designed to align management and shareholder interest, pay for performance, not guaranteed long-term contracts while the business fails to grow and the stock price declines. Most of all, we want a much higher stock price. Not a short-term bounce, but a steady, long-term improvement.

The next message contains our notice to the company.

eRaider is dedicated to full transparency. There are no secrets, everything we do, we do in public. However, we will have to amend that slightly for a short period. Now that we are running candidates for the board, we have to file all material that can be considered solicition of proxies with the SEC. That is interpreted very broadly, so there are a lot of things we will not be able to discuss until after we've filed. However we can see no objection to publishing the notice to the company, since it was demanded by the board of directors for the purpose of improving corporate governance.

Although eRaider management and board candidates will not be able to participate fully in discussions, we encourage everyone else to keep posting. The SEC does not discourage us from reading the board. And we will be able to respond as long as we keep away from soliciting proxies.
Aaron Brown
eRaider co-founder